Exhibit 16.1

[Deloitte & Touche LLP Letterhead]

March 20, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Asbury Automotive Group, Inc.’s Form 8-K/A #2 dated March 20, 2009, and have the following comments:

1.	We agree with the first and third sentences of the second paragraph and the statements made in the third paragraph and the first sentence in the fourth paragraph of Item 4.01(a).

2.	We have no basis on which to agree or disagree with the statements made in the first paragraph, the second and fourth sentences of the second paragraph and the second sentence in the fourth paragraph of Item 4.01(a) and the first and second paragraph of Item 4.01(b).

Yours truly,

/s/ Deloitte & Touche LLP